Rubico Inc.

1 Vas. Sofias and Meg. Alexandrou Str.

15124 Maroussi

Greece

August 18, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Timothy S. Levenberg, Kevin Dougherty, Brian McAllister, Raj Rajan

Re:	Rubico Inc.
Registration Statement on Form 20FR12G
Originally filed on June 21, 2023
File No. 000-56563

Ladies and Gentlemen:

Rubico Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s Registration Statement on Form 20-F (File No. 000-56563) filed with the Commission on June 21, 2023, together with all exhibits thereto (collectively, the “Registration Statement”).

The Company is requesting withdrawal of the Registration Statement due to the provisions of Section 12(g)(1) of the Securities Exchange Act of 1934, as amended, which would cause the Registration Statement to become effective automatically 60 days after the initial filing date. The Company intends to withdraw the Registration Statement and subsequently file a new registration statement to address certain comments to the Registration Statement made by the Commission in its comment letter to the Company dated July 19, 2023. As the Commission staff (the “Staff”) has not completed its review of the Registration Statement, the Company desires to prevent the Registration Statement from becoming effective prior to completion of the Staff’s review.

Because the Company will be filing a revised registration statement that addresses the Commission’s comments, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. No securities were sold or will be sold under the Registration Statement.

It is the Company’s understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen calendar days after such date, the Company receives notice from the Commission that this application will not be granted.

Should you have any questions regarding this request, please do not hesitate to contact Will Vogel at (212) 922-2280, counsel to the undersigned registrant.

Yours truly,

RUBICO INC.

By:	/s/ Nikolaos Papastratis
Name: Nikolaos Papastratis
Title: Chief Financial Officer

cc: Will Vogel, Watson Farley & Williams LLP